Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: February 17, 2021

Excerpt from The New York Time, Ouch, That Hurts

Feb. 17, 2021, 7.33 a.m. ET

DEALBOOK NEWSLETTER

Ouch, That Hurts

By Andrew Ross Sorkin, Jason Karaian, Michael J. de la Merced, Lauren Hirsch and Ephrat Livni

Feb. 17, 2021, 7:33 a.m. ET

A maker of sustainable plastic strikes a SPAC deal

Origin Materials, a start-up that makes plastic made from sawdust, announced today that it is going public by merging with Artius Acquisition, a blank-check company, in a $1.8 billion deal. DealBook spoke with key executives about what the deal means.

Origin Materials considers itself as a carbon-negative company. Its pitch: Not only does it replace petroleum-based plastics, the start-up says that its production process actually removes atmospheric carbon. “We’re at a real corporate tipping point on the need to reduce their carbon footprint,” said Rich Riley, the company’s co-C.E.O. “We can help those companies decarbonize.”

•	The company has signed up Danone, Nestle and PepsiCo as customers, and says its materials could be used in a wide array of products, including tires, clothing and carpeting.

A desire for speedy capital brought it to SPAC land. Origin Materials was seeking money to expand its production, Mr. Riley said. Bankers directed it to Artius, a $725 million SPAC founded last year by Charles Drucker, the former Worldpay C.E.O., and Boon Sim, the former global head of M.&A. at Credit Suisse. “This is not a niche product,” Mr. Sim said. “This could be the Tesla of materials companies.”

A gauntlet of due diligence. Artius spent three months going through Origin Materials’ books and facilities, and then about 60 prospective investors questioned the team in a fund-raising effort. Ultimately, Artius and Origin Materials raised $200 million on top of the SPAC funds, which people briefed on the matter said was oversubscribed.

Origin Materials – Announcement Social Media Screenshots

2.17.2021

Exciting news: Origin will become a publicly traded company on the Nasdaq through a merger with Artius Acquisition, Inc. Read the full press release here:

https://lnkd.in/gHXjwFC

Origin Materials - Announcement Facebook and Newsletter 2.17.2021 Facebook Origin Materials Published by Evan Winchester Just now Exciting news: Origin will become a publicly traded company on the Nasdaq through a merger with Artius Acquisition, Inc! Read the full press release here: https://www.originmaterials.com/investors HRIGIN Newsletter Origin Materials to combine with Artius, creating the first public carbon-negative materials company Origin Materials origlnteam@origlnmaterials.comvia mailchimp... 11 33 AM (1 hour ago) Subscribe I ShareI Connect Origin Materials is merging with Artius. Today, we have exciting news to sharel Origin Materials, the world’s leading carbon negative materials company, has taken a significant step forward in our mission to enable the world’s transition to sustainable materials. We will become a publicly traded company on the Nasdaq through a merger with Artius Acquisition, Inc. Read the full press release here. Thanks for reading — The Origin Materials team

Origin Materials

Origin Materials Goes Public

Wednesday, February 17, 2021, 8:00 AM Eastern

CORPORATE PARTICIPANTS

John Bissell - Co-CEO and Cofounder of Origin Materials

PRESENTATION

Andrew Ross Sorkin

Welcome back to Squawk Box. We’ve got some breaking news in the SPAC world, Origin Materials going public via Special Purpose Acquisition Company, Atrius Capital. Origin is a carbon negative materials company that turns the carbon from fuel sources into other products while capturing carbon from them in the process. Partners for the company include PepsiCo and Nestle. The deal values Origin at roughly $1.8 billion. And joining us right now is John Bissell. He’s the co-CEO and co-founder of origin materials. Good morning to you. Congratulations on this moment in your journey. Tell us about the decision to go public via SPAC. And in truth, tell us were you planning to go public otherwise?

John Bissell

Sure. It’s a good question. So you know, for us going public via SPAC was really, of course, there’s the speed and certainty that you get from SPACs that everybody sort of talks about. But I think there were two other components that were really important in our decision there. One was, you know, first Artius (ph), you know, they’re exceptional ambassadors. They did an extraordinary amount of diligence. And that was really, you know, helpful to see that level of sophistication in the diligence process.

And then I think being able to talk to public equity investors, you know, 50 or 60, of the world’s most sophisticated investors through the diligence process in the marketing process, I think was really useful. So that was a big driver of it, you know, a lot more diligence from that perspective than we’d see with a typical IPO process. And then I think the second component is the proceeds to the company for the execution of our business plan are actually larger with, or I should say, are typically larger with SPACs than they are with IPOs. And so that was important to us as well, lets us execute on what we’re doing.

Andrew Ross Sorkin

So let--walk us through this company for those who are uninitiated in terms of what the opportunity set is and what you plan to use this money for.

John Bissell

Sure. So our mission is to enable the world’s transition to sustainable materials. And our technology platform for producing sustainable materials makes it possible for companies to hit their net zero commitments. That’s the key, we’re starting with PET, which means our technology is drop-in ready. It replaces the fossil resources used to make a variety of everyday products.

And the feedstock for a process comes from abundant nonfood sources. So timber, construction waste, paper waste, other wood residues. That’s the kind of stuff we’re using to feed our process. And the feedstock used in our technology enables us to be cost competitive with petroleum based materials. So as you mentioned, we partnered with Danone, Nestle, and Pepsi to form the Natural Bottle Alliance that’s focused on advancing our shared goal of creating beverage containers would significantly reduce carbon footprint. But that’s not the only material we’re making.

We have $1 trillion market opportunity to revolutionize their materials for a wide range of end products, including clothing, packaging, you know, car parts, tires, more. And then to bring it back to the transaction, specifically, this will fully fund origin until EBITDA and free cash flow positive, which lets us effectively scale and start commercial production. And that scale lets us satisfy signed customer contracts of $1 billion across a whole wide range of industries.

Origin Materials

Wednesday, February 17, 2021, 8:00 AM Eastern

1

Andrew Ross Sorkin

So I was looking through some of the numbers. Help us just understand what it takes—what revenue looks like right now, what it takes to get to profitability. And it does look, hopefully, if it all works, like a hockey stick in a good way. But what about the challenges ahead?

John Bissell

Yeah, so we’re building what we call our Origin One plant right now. That’s under construction. And that plant, really, we see as a, you know, of course, it’s using our technology, but it’s a market development plant in a lot of ways for things beyond the drop in products, PET that we’re starting with. And then with this funding, we’ll actually start construction on what we think is Origin Two, which is our first fully commercial scale plant. So we see revenue coming online from Origin One and ’23, but really significant revenue is going to come from this plant, we’re starting now, which will come online and ‘25.

Andrew Ross Sorkin

Comes online in ’25. So when people—when you talk about profitability, when does that happen?

John Bissell

That happens with that ‘25 plan, what we call Origin Two.

Andrew Ross Sorkin

So it’s in ’25?

John Bissell

Yeah. Exactly right.

Andrew Ross Sorkin

And in terms of raising capital, you’re saying that this takes you--this gets you to ‘25, but it looks like you’re going to want to raise more capital to continue to grow that business, right?

John Bissell

Yeah, you know, so we see there lots of sources for financing for companies like ours. You know, we have very, you know, triple A customers with long term offtake agreements on the back end of these plants. We have relatively fixed costs of feedstock going in. So as a result, you know, these projects are quite project financeable. So there are lots of pools of capital that you can draw from for these kinds of heavy capital projects. So while I think we’ll bring in additional capital, you know, it’s not at all clear that, and certainly in the plan, there isn’t anything to go raise additional equity at some point later.

Andrew Ross Sorkin

What is if, and I asked us a lot when SPAC deals or de-SPAC deals take place, what is the comp, right? What is the comparable company that the investors should look at, because oftentimes the investors that were on the SPAC, in the initial SPAC are a different group of people that are going to be part of this on an ongoing basis and how they should be modeling or thinking about your company, and the multiples assigned to it, relative to others?

Origin Materials

Wednesday, February 17, 2021, 8:00 AM Eastern

2

John Bissell

Yeah, so I think that it’s good question, of course. And I think what I’ll say is investors have often asked us or about other materials companies, and I think there are two ways to think about that. One is, how can you take a high margin materials company right now and then figure out what is that going to look like that’s a really high growth company. Because it, you know, classically, a lot of the big materials companies just aren’t particularly high growth, whereas we, obviously, will because there’s enormous demand for what we’re doing.

And then the other is to look at other companies that are sort of similar in their lifecycle to us. And you know, the one that is the tip of people’s tongues, of course, is Danimer, who I think has done a great job.

Andrew Ross Sorkin

Fair enough. John, we wish you well in this endeavor, and we do plan to and hope to follow your progress. Hope you come on back.

John Bissell

Thanks.

Andrew Ross Sorkin

Hey, thanks.

Origin Materials

Wednesday, February 17, 2021, 8:00 AM Eastern

3

About Artius

Artius (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. (doing business as “Origin Materials”) is the world’s leading carbon negative materials company. Origin’s mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin’s patented drop-in core technology, cost-competitive economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin’s first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Artius will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Artius’s common stock in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Artius or Origin at the following:

Artius Contact Information

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

Origin Materials Contact Information

Investors:	Media:
OriginIR@icrinc.com	OriginPR@icrinc.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Artius’s and Origin’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artius’s securities, (ii) the risk that the transaction may not be completed by Artius’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger and Reorganization, by and between Artius Acquisition Inc., Zero Carbon Merger Sub Inc. and Micromidas, Inc., dated as of February 16, 2021 (the “Merger Agreement”) by the shareholders of Artius, and the satisfaction of the minimum trust account amount following redemptions by Artius’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Origin’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Origin and potential difficulties in Origin employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Origin or against Artius related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Artius’s securities on a national securities exchange, (x) the price of Artius’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Artius plans to operate or Origin operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to manage rapid growth effectively, including completion of construction of facilities and beginning production in commercial quantities, (xiii) the maintenance, expansion and refurbishment of Origin’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes, which may have an adverse effect on the combined company’s results of operations and financial condition, (xiv) the ability to discover, develop and protect new technologies and to protect and enforce Origin’s or Artius’s intellectual property rights, (xv) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xvi) the fact that Origin is an early stage company with a history of losses and its future profitability is uncertain, (xvii) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers (xviii) compliance with extensive environmental, health and safety laws could require material expenditures, changes in operations or site remediation, (xix) the risk of downturns and a changing regulatory landscape in the highly competitive industry, (xx) risks relating to the value of the Artius’s shares to be issued in the transaction and uncertainty as to the long-term value of Artius’s common stock, (xxi) disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xxii) the amount of redemption requests made by Artius’s stockholders, (xxiii) those factors discussed in Artius’s final prospectus filed with the SEC on July 15, 2020 under the “Risk Factors” heading, and other documents Artius has filed, or will file, with the SEC and (xxiii) other risks to Artius’s and Origin’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for Origin or Artius, adversely impact demand or production; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by Artius. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of Artius’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of Artius would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Artius’s or Origin’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Artius nor Origin assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in Artius’s final prospectus filed with the SEC on July 15, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.